April 25, 2005

Via Fax (202) 942-9531 and EDGAR
Ms. Nili Shah
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Ethan Allen Interiors Inc. Item 4.02 Form 8-K (filed April 20, 2005) File Number 1-11692

Dear Ms. Shah:

        We acknowledge receipt of your facsimile letter dated April 22, 2005 and have noted your comments with respect to the Item 4.02 Form 8-K filed by Ethan Allen Interiors Inc. on April 20, 2005. As requested, we will provide a supplemental response letter addressing each of your comments in connection with the filing of our restated Form 10-K and Forms 10-Q. We plan to issue such letter by May 13, 2005.

        Should you have any additional questions or require further information please contact me directly at (203) 743-8305.

Sincerely,

/s/ Jeffrey Hoyt

Jeffrey Hoyt
Vice President, Finance